

Mailstop 3233

September 27, 2016

Via E-mail
Mr. Richard Lee Phegley, Jr.
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309

> **Re: Invesco Mortgage Capital Inc.**
> **Form 10-K**
> **Filed February 22, 2016**
> **File No. 001-34385**

Dear Mr. Phegley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on February 22, 2016

Item 15. Exhibits, financial statement schedules, page 70

Financial Statements

General

1.   Please tell us how you have complied with the disclosure requirements of ASC Topic 860-30-50-1A with respect to assets that have been pledged as collateral.

Notes to consolidated financial statements, page 81

Note 2 – Summary of Significant Accounting Policies

Fair Value Measurements, page 82

2.   We note your disclosure that you use a valuation service to determine the fair value of your financial instruments. In future filings, please expand your disclosure to include a description of the valuation techniques used by the valuation service to determine fair value. This additional disclosure should be included for each class of assets and liabilities measured at fair value. Reference is made to ASC Topic 820-10-50-2. Please provide us with an example of your proposed disclosure in your response.

Note 7 – Borrowings, page 98

3.   Please revise future periodic filings to include disclosure requirements outlined within paragraph 470-10-50-1 of the Financial Accounting Standards Codification and/or clarify how you have complied with such disclosure requirements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities